Exhibit 99.1
Qiao Xing Universal Announces 2009 Financial Results
     HUIZHOU, China, June 30 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced its unaudited results for the fiscal year ended December 31, 2009.
     “We are pleased with the progress we have made in the past several months executing our resources driven growth strategies. During this time, we were able to divest our fixed line terminal business and complete the acquisition of our molybdenum mine. In addition, we entered into preliminary agreements to acquire participation in copper, lead and zinc,” commented Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer. “We expect the Chinese and the Global economy will continue to grow in the months and years ahead, and we expect that our strategy to exit our legacy telecom businesses and focus our efforts on building a portfolio of strategic mining assets will provide us with more stable and attractive returns on our shareholder’s capital going forward.”
     Fiscal 2009 Highlights
     Fiscal year 2009 represented a critical year for the Company as it transitioned its business focus from telecommunication terminals to the resources industry. In April 2009, XING successfully acquired China Luxuriance Jade Co., Ltd. to enter the molybdenum mining and processing industry. In July 2009, XING started commercial production of molybdenum concentrate at its molybdenum mine, generating sales revenue of Rmb193.9 million (US$28.4 million) and net income of Rmb64.2 million (US$9.4 million) in the second half of the year.
     Based on the initial success of its molybdenum business as well as an extensive study of China’s macro economic trends, the Company is further consolidating its strategy to become a pure resources company with meaningful scale and a focus on strategically important metals. As a result of its new strategic direction, XING divested its fixed line and low-end mobile phone business on November 30, 2009 and officially changed its name to Qiao Xing Universal Resources, Inc. effective in early 2010.
     Throughout 2009, the Company’s subsidiary, Qiao Xing Mobile Communications Co., Ltd. (NYSE: QXM) (“QXMC”) pursued a prudent business strategy to manage the increasingly intense competition within the mobile phone business, as well as the difficult economic environment resulting from the global financial crisis. During the year, QXMC reinforced its payment collections efforts to protect its financial condition. In 2009 QXMC sales revenue decreased 24.2%, net cash flow from operations was Rmb602.4 million (US$88.2 million) for the year and cash balance as of December 31, 2009 increased from Rmb2,907.1 million to Rmb3,129.0 million (US$458.4 million). On a consolidated basis, the Company had a cash balance totaling Rmb3,709.5 million (US$543.4 million) as of December 31, 2009 compared to Rmb3,117.5 million as of December 31, 2008.

     Financial Review of Operations for the Molybdenum Mine Business
     Commercial production at the Company’s molybdenum mine started in July 2009. Consolidated revenue from the mining business for 2009 totaled Rmb193.9 million (US$28.4 million). Gross profit was Rmb100.6 million (US$14.7 million), resulting in gross margin of 51.8%. Net income totaled Rmb64.2 million (US$9.4 million). Net income in the fourth quarter of 2009 increased by 9.1% compared to the third quarter of 2009.
     Molybdenum concentrate production in 2009 was 1,929.6 tons, equivalent to 929.9 tons (2.05 million pounds) of molybdenum metal.
     Average cash cost for molybdenum metal production in 2009 was Rmb70,024 (US$10,259) per ton, or Rmb31.83 (US$4.66) per pound (The Company produces molybdenum concentrate, its cash cost does not include the cost of smelting).
     Capital expenditures for the mining business in 2009 totaled Rmb113.0 million (US$16.6 million), of which Rmb94.0 million (US$13.8 million) was for the mine and Rmb19.0 million (US$2.8 million) was for the mill.
     Financial Review of Operations for 2009 on a Consolidated Basis
     Net sales
     Net sales revenue decreased by Rmb327.1 million from Rmb2,153.9 million for fiscal year 2008 to Rmb1,826.8 million (US$267.6 million) for fiscal year 2009, representing a decrease of 15.2%. The decrease was primarily due to a reduction in sales at the Company’s QXMC subsidiary.
     QXMC revenue from the sale of handsets and accessories decreased by 24.1% from Rmb2,140.3 million in 2008 to Rmb1,624.3 million (US$238.0 million) in 2009, primarily due to lower handset shipments and lower average selling price of handsets sold. The decrease in handset shipments was primarily the result of fewer new model launches and a slowdown in shipments amid intense competition in the handset market. The decline in average selling price of handsets from Rmb788 per unit in 2008 to Rmb735 (US$108) per unit in 2009, was primarily driven by the launch of lower-priced VEVA-series products to target the lower-end market as well as more aggressive pricing to drive sales in an increasingly competitive environment. Average selling prices were also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, QXMC had to bear airtime and logistic costs.
     Gross Profit
     Gross profit for fiscal year 2009 was Rmb351.9 million (US$51.6 million), representing a decrease of Rmb514.9 million from Rmb866.8 million in fiscal year 2008, driven by a decline in gross profit at the Company’s QXMC subsidiary.

     In 2009, QXMC gross profit declined 71% to Rmb251.3 million (US$36.8 million) from Rmb866.8 million in 2008. The decline in gross profit at QXMC was primarily due to decreased revenue from mobile handset products. Gross margin at QXMC decreased from 40.2% in 2008 to 15.4% in 2009, primarily due to fewer new model launches and more aggressive pricing amid increasing competition in the PRC handset market. Gross margin was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, QXMC had to bear airtime and logistic costs.
     Operating expenses
     Selling expenses decreased by Rmb36.1 million from Rmb146.6 million for fiscal year 2008 to Rmb110.4 million (US$ 16.2 million) for fiscal year 2009. The decrease was mainly due to decreased selling and distribution expenses at QXMC.
     General and administrative expenses increased by Rmb55.0 million from Rmb59.8 million in fiscal year 2008 to Rmb114.8 million
(US$ 16.8 million) in fiscal year 2009, representing an increase of 92.0%. The increase was primarily related to higher general and administrative expenses in QXMC for 2009.
     Research and development expenses at QXMC were up 24.7% to Rmb36.4 million (US$5.3 million) in 2009 compared to Rmb29.2 million in 2008.
     Other income and expenses
     Amortization of other intangible assets decreased by 59.8% from Rmb11.7 million in 2008 to Rmb4.7 million (US$0.7 million) in 2009 mainly because certain intangible assets at QXMC had been fully amortized during 2008 and 2009.
     In 2009, the Company recorded an impairment charge of Rmb13.6 million (US$2.0 million) for the “CECT” brand.
     In November 2009, QXMC entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of Rmb163 million (US$23.9 million). The sale was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets held for sale. An impairment charge of Rmb6.0 million (US$0.9 million) was recorded during the fiscal year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less sales costs.
     Interest income decreased by Rmb26.2 million from Rmb54.8 million in 2008 to Rmb28.6 million (US$ 4.2 million) in 2009. The decrease was mainly attributable to the decrease in interest rates in 2009 and the repayment of loans by a third party.
     Interest expense decreased by Rmb88.9 million from Rmb311.7 million in 2008 to Rmb222.8 million (US$32.6 million) in 2009. In 2008 Qiao Xing Universal Telephone, Inc (“QXUT”)

recorded interest expense of Rmb145.8 million relating to two convertible bonds issued in 2006 and 2007. With repayment of the 2007 convertible bond, the Company recorded an interest expense of Rmb4.1 million (US$0.6 million) for QXUT in 2009. QXMC issued US$70,000,000 senior convertible notes on May 15, 2008 and recorded interest expense of Rmb92.9 million relating to those notes in 2008. On March 31, 2009, the Company purchased US$30,000,000 principal amount of QXMC senior convertible notes from three note holders for an aggregate purchase price of US$24,000,000. The Company recorded interest expense of Rmb168.3 million (US$24.7 million) related to the QXMC convertible notes in 2009. In 2009, interest expense related to bank loans and other bank borrowings amounted to Rmb50.4 million (US$7.4 million), compared to Rmb102.5 million in 2008, mainly attributed to the repayment of bank borrowings in 2009.
     The Company recognized a gain on re-measurement of embedded derivatives relating to the convertible bonds of Rmb160.0 million in 2008 and a loss of Rmb8.3 million (US$1.2 million) in 2009. The fair value of the embedded derivatives is most sensitive to the market price on the re-measurement date of the shares of the Company into which the bonds are convertible.
     The Company recorded a loss on extinguishment of convertible debts amounting to Rmb15.3 million (US$2.2 million) in 2009.
     As a consequence of the QXMC share issue in connection with the conversion of convertible notes and the exchange of stock options for ordinary shares in 2009, the Company recorded a loss of Rmb98.1 million (US$14.4 million) in 2009.
     The Company recorded non-cash unrealized loss on common stock purchase warrants of Rmb4.7 million (US$0.7 million) for 2009 due to a requirement under US GAAP to account for the Company’s outstanding warrants as a derivative, with changes in the fair value recorded as net income or loss.
     Income tax expense decreased by Rmb108.9 million from Rmb155.7 million in 2008 to Rmb46.9 million (US$6.9 million) in 2009.
     Discontinued operations
     On November 30, 2009, the Company sold Qiao Xing Communication Holdings Limited (“QXCH”) to Dragon Fu Investment Limited (DFIL) for a total consideration of Rmb75,000,000 (US$10,989,000), resulting in a gain on disposal of discontinued operations of Rmb144.2 million (US$21.1 million). Net loss from the discontinued operations of QXCH for the eleven months ended November 30, 2009 was Rmb372.2 million (US$54.5 million). The disposal also resulted in a realized foreign currency translation gain of Rmb88.2 million (US$12.9 million). The total net loss from the discontinued operations of QXCH of Rmb139.8 million (US$20.5 million) was stated as a separate item in the consolidated financial statements of the Company in 2009. In 2008, net of tax loss from the operations of QXCH amounted to Rmb291.0 million. In 2007, QXCH recorded a net of tax income of Rmb63.0 million.

     Net results
     Net earnings decreased by Rmb227.5 million from net losses of Rmb136.8 million in 2008 to net losses of Rmb364.3 million (US$53.4 million) in 2009. Loss per basic share was Rmb5.80 (US$0.85) in 2009, compared to loss per basic share of Rmb4.42 in 2008.
     Business Outlook
     The Company is optimistic about a solid recovery in the global economy and the continuous growth of the Chinese economy and therefore believes that strategically important resources, including molybdenum, lead, zinc and copper, will be in growing demand for many years to come. As the supply side for many metals has been constrained because of reduced access to financing during the global financial crisis, the Company expects to enjoy strong pricing power from its mining business going forward. As a result, the Company is actively conducting due diligence on potential acquisition targets and intends to enter into other strategically important mining segments in the quarters ahead.
     As one of its top business priorities, the Company will make efforts to complete the acquisition of a lead-zinc mining company as soon as possible in 2010. Should the acquisition be completed within this year, the lead-zinc mine is expected to be accretive to the Company in the first year, as it already has production capacity for processing 500 tons of lead-zinc ores per day.
     On the molybdenum front, the molybdenum price has remained strong thus far in 2010 and even throughout the recent market correction. The average price for molybdenum oxide peaked around US$18.00 per pound on March 8, 2010 before retreating to US$15.40 per pound for the week of June 4, 2010. While the molybdenum price will largely depend on supply from Chinese mines, in addition to the pace of improving demand from Western and Japanese steel mills, the Company anticipates that demand and price for molybdenum is expected to improve within the next 18 months. According to a recent study by Desjardin Securities, the molybdenum market is expected to see demand outstripping supply in 2010 and 2011, driving prices back to pre-crisis levels of US$25 per pound in 2010 and US$30 per pound in 2011. As such, the Company has decided to look for more acquisition opportunities in China.
     Strategic Focus on Resources
     XING’s goal is to become a relatively large company in the resources industry with focus on several strategically important nonferrous metals including molybdenum, lead, zinc and copper. The Company will firmly adhere to this strategy while making great efforts to sort out its relationship with QXM as it continues to pursue alternatives to exit its legacy businesses. The Board of Directors is expected to discuss this issue when it convenes in July 2010.
     Recent Developments
     On June 9, 2010, XING announced that Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer, has resumed the share purchase plan pursuant to which he planned to purchase up to an aggregate of US$10 million of the outstanding shares of the Company.
     On May 26, 2010, the Company’s subsidiary signed a letter of intent with Chifeng Xingu Mining Co., Ltd. (“Chifeng Xingu”), a non-affiliated third party, to acquire the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan Mining” or the “Mining Company”). Xinyuan Mining owns a relatively large-scale lead-zinc mine in Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China (the “Xinyuan Lead-zinc Mine” or the “Mine”). Based on the preliminary due diligence and domestic geological exploration materials, Xinyuan Mining owns the mining license of the Xinyuan Lead-zinc Mine, covering 3.3233 square kilometers. The reserves of lead-zinc metal and copper metal, which are subject to verification, are estimated to be 825,000 tons and 109,000 tons, respectively, with average grade at 7.60% for lead-zinc and 1.01% for copper. The Mine has current production capacity for processing 500 tons of ores per day, and is now at the stage of trial operation.
     On May 5, 2010 the Company announced the redemption of all outstanding Convertible Notes, which releases the Company from several restrictions and allows it to have more flexibility to pursue its corporate strategy focused on becoming a large player in the resources industry.
     Note: The above are estimates of the Company’s preliminary unaudited financial results for the fiscal year ended December 31, 2009. Please note that these estimates remain subject to adjustment based upon, among other things, completion of the full-year reporting process, and audited results could differ materially from the estimates provided below. Due to the acquisition of the 100% equity interest in CLJC and the commencement of its mining operations, the Company needs additional time to complete the 20-F filing and intends to file its 2009 Annual Report on Form 20-F as soon as possible and, in any event, not later than July 15, 2010. The Company is filing a Form 12b-25 with the SEC to extend the June 30, 2010 filing deadline to July 15, 2010 without imposing any adverse conditions on the Company concerning the trading of its shares.
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 30, 2010.
For more information, please contact:
Company Contact:
  Mr. Rick Xiao, Vice President
  Email: rick@qiaoxing.com
  Tel: +86-752-282-0268
CCG Investor Relations Contact:
  Mr. Ed Job, Account Manager
  Email: ed.job@ccgir.com
  Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.